

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 4, 2022

Mary Kipp
President and Chief Executive Officer
Puget Energy, Inc.
355 110th Ave NE
Bellevue, WA 980004

> **Re: Puget Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 25, 2022**
> **File No. 333-263015**

Dear Ms. Kipp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Bor, Esq.